Exhibit 99.82

Canopy Rivers Corporation to Support Micro Growers

SMITHS FALLS, ON, Nov. 24, 2017 /CNW/—Canopy Growth Corporation (TSX: WEED) (“Canopy Growth” or the “Company”) is pleased to announce that its affiliate Canopy Rivers Corporation (“Canopy Rivers”) is making a special allocation of capital towards investing in and supporting micro growers and processors, as proposed under the Government of Canada’s consultation paper on the new cannabis regulatory framework. The Company is excited to see a new “micro-grower” class being proposed by the federal government and wishes to offer its support to small growers by announcing a commitment of $1 million to seed small, local growers throughout the country.

Like the Company’s CraftGrow program that gives existing Licensed Producers access to marketing, distribution, and other tailored support, these funds are meant to invest in micro-growers on business terms that meet the needs of small-scale growers, while proving to be a strong investment for Canopy Rivers. Where possible, the Company will aim to identify small growers who have been underrepresented in the industry to-date, with the hope of creating a more inclusive and diverse cannabis industry.

“Canadian entrepreneurs have built world-class cannabis growing facilities under the ACMPR system,” said Mark Zekulin, President, Canopy Growth Corporation. “Supporting new and smaller growers will create a more diverse market that meets the needs of all consumers. As a natural progression of our current CraftGrow program, we have an opportunity to build upon our growing roster of budding partners. Canopy Growth grew to be the leader in this sector by working collaboratively and seeking to bring the entire sector to new heights, and this has been a successful formula for our Company and our partners.”

Canopy Rivers will be creating a special advisory committee to oversee the application process for micro-growers and processors, which will make appropriate and guided decisions on the most suitable recipients for the funds. More information will follow as the federal rules governing this new class of grower become clear.

Following the recent announcement that the new management of Larssen Ltd. (“Larssen”) intends to disrupt Larssen’s existing projects with Canadian cannabis companies that are deemed to not be in the singular best interest of the new management, Canopy Growth wishes to confirm that it has no current or intended work with Larssen. With approximately 2.3 million square feet of greenhouse currently under operation or expansion, Canopy will offer assistance to any of the impacted cannabis companies so that the sector can continue to grow to meet the needs of Canadians at this critical juncture in the path towards the end of prohibition.

Here’s to Future Growth of All Sizes.

About Canopy Growth Corporation

Canopy Growth is a world-leading diversified cannabis company, offering distinct brands and curated cannabis varieties in dried, oil and capsule forms. Through its wholly-owned subsidiaries, Canopy Growth operates numerous state-of-the-art production facilities with over 700,000 square feet of licensed production, over 500,000 square feet of which is GMP-certified. Looking forward to 2018, Canopy Growth and its affiliates are developing a production platform that will represent millions of sq. ft. of indoor and greenhouse production capacity, all operated with world-leading production, quality assurance procedures, value-add post processing, research, and testing. Canopy Growth has established partnerships with leading sector names in Canada and abroad, with interests and operations spanning seven countries and four continents. The Company is proudly dedicated to educating healthcare practitioners, providing consistent access to high quality cannabis products, conducting robust clinical research, and furthering the public’s understanding of cannabis. For more information visit www.canopygrowth.com.

Notice Regarding Forward Looking Statements

This news release contains forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth Corporation, its subsidiaries, or its affiliates to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Examples of such statements include future operational and production capacity, the impact of enhanced infrastructure and production capabilities, and forecasted available product selection. The forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth Corporation does not undertake an obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless required by applicable securities legislation.

Neither the TSX Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/November2017/24/c1254.html

%SEDAR: 00029461E

For further information: Jordan Sinclair, Director of Communications, Jordan@tweed.com, 613-769-4196; Investor Relations: Tyler Burns, Tyler.burns@canopygrowth.com, 855-558-9333 ex 122; Director: Bruce Linton, tmx@tweed.com

CO: Canopy Growth Corporation

CNW 07:36e 24-NOV-17